Exhibit 2

GREEK COURT SETS NEW DEADLINE FOR ROYAL OLYMPIA CRUISE LINES

For Immediate release

February 6, 2004

PIRAEUS, Greece, February 6, 2004 - Royal Olympic Cruise Lines (Nasdaq:  ROCLF) announced today that the Greek court administering the section 45 protection regarding its subsidiaries has allowed the company an extension until Thursday, February 12, 2004, to reach agreement on a plan of restructuring with the holders of at least  51% of outstanding obligations. The company is in negotiations with its major creditor, Fortis Bank, which itself holds more than 51% of the total obligations.

In addition the company announced that it has put all administrative staff in Greece on unpaid leave pending the outcome of the court ruling and discussions with financial institutions and various creditors.

This press release contains forward looking statements.  Forward looking statements can be identified in many cases by the use of terms such as “may”, “will” , “should” , “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “continue”, or other terms. These statements are based on assumptions that are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control and may cause our business activities and results, including the results of any discussion between Royal Olympic and creditors of the debtors, to be materially different from those that are implied by the forward-looking statements.

Although we believe that the expectation expressed in our forward-looking statement are reasonable, we cannot assure you of any further business activity or result.

For further information contact:

James R. Lawrence

Tel: 203 406 0106 ext 13

Cell: 203 550 2621